                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 5

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(a)

                         Assisted Living Concepts, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    04543L109
                                    ---------
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               November 20 , 2001
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: / /

--------------------------------------------------------------------------------
CUSIP No. 04543L109               13D                 Page 2 of  9 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                           BET ASSOCIATES, L.P.
                           23-2957243
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)   / /
                                                                (b)   |X|
--------------------------------------------------------------------------------
 3.      SEC USE ONLY
--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS:

                           AF
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                      / /
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                           Delaware
--------------------------------------------------------------------------------
  NUMBER OF            7.  SOLE VOTING POWER
   SHARES                    907,142.10 SHARES OF ISSUER COMMON STOCK
BENEFICIALLY                 (REPRESENTS SHARES ISSUABLE TO BET ASSOCIATES, L.P.
  OWNED BY                   ("BET") UPON THE CONVERSION OF THE ISSUER'S 6%
    EACH                     CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE
  REPORTING                  ISSUER'S 5.62% CONVERTIBLE BONDS DUE MAY 1, 2003).
   PERSON            -----------------------------------------------------------
    WITH               8.  SHARED VOTING POWER
                             -0- Shares
                     -----------------------------------------------------------
                       9.  SOLE DISPOSITIVE POWER
                             907,142.10 SHARES OF ISSUER COMMON STOCK
                             (REPRESENTS SHARES ISSUABLE TO BET UPON THE
                             CONVERSION OF THE ISSUER'S 6% CONVERTIBLE BONDS DUE
                             NOVEMBER 1, 2002 AND THE ISSUER'S 5.62%
                             CONVERTIBLE BONDS DUE MAY 1, 2003).
                     -----------------------------------------------------------
                       10. SHARED DISPOSITIVE POWER
                             -0- Shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     907,142.10 SHARES OF ISSUER COMMON STOCK (REPRESENTS SHARES
                     ISSUABLE TO BET UPON THE CONVERSION OF THE ISSUER'S 6%
                     CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S
                     5.62% CONVERTIBLE BONDS DUE MAY 1, 2003).
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                 / /
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              5.3
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 04543L109               13D                 Page 3 of  9 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                           BRU Holding Company Inc., LLC ("BRU")
                           52-2059411
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)   / /
                                                                (b)   |X|
--------------------------------------------------------------------------------
 3.      SEC USE ONLY
--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS:

                           AF
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                      / /
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                           Delaware
--------------------------------------------------------------------------------
  NUMBER OF            7.  SOLE VOTING POWER
   SHARES                    907,142.10 SHARES OF ISSUER COMMON STOCK
BENEFICIALLY                 (REPRESENTS SHARES ISSUABLE UPON THE CONVERSION OF
  OWNED BY                   ISSUER'S 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002
    EACH                     AND THE ISSUER'S 5.62% CONVERTIBLE BONDS DUE MAY
  REPORTING                  1, 2003 HELD BY BET ASSOCIATES, L.P. ("BET")).
   PERSON            -----------------------------------------------------------
    WITH               8.  SHARED VOTING POWER
                             -0- Shares
                     -----------------------------------------------------------
                       9.  SOLE DISPOSITIVE POWER
                             907,142.10 SHARES OF ISSUER COMMON STOCK
                             (REPRESENTS SHARES ISSUABLE UPON THE CONVERSION OF
                             THE ISSUER'S 6% CONVERTIBLE BONDS DUE NOVEMBER 1,
                             2002 AND THE ISSUER'S 5.62% CONVERTIBLE BONDS DUE
                             MAY 1, 2003 HELD BY BET).
                     -----------------------------------------------------------
                       10. SHARED DISPOSITIVE POWER
                             -0- Shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     907,142.10 SHARES OF ISSUER COMMON STOCK (REPRESENTS SHARES
                     ISSUABLE UPON THE CONVERSION OF THE ISSUER'S 6%
                     CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S
                     5.62% CONVERTIBLE BONDS DUE MAY 1, 2003 HELD BY BET).
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           / /
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              5.3
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 04543L109               13D                 Page 4 of  9 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                           BRUCE E. TOLL
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                    (a)   / /
                                                                    (b)   |X|
--------------------------------------------------------------------------------
 3.      SEC USE ONLY
--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS:

                           PF
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                          / /
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER OF            7.  SOLE VOTING POWER
   SHARES                    907,142.10 SHARES OF ISSUER COMMON STOCK
BENEFICIALLY                 (REPRESENTS SHARES ISSUABLE UPON THE CONVERSION OF
  OWNED BY                   THE ISSUER'S 6% CONVERTIBLE BONDS DUE NOVEMBER 1,
    EACH                     2002 AND THE ISSUER'S 5.625% CONVERTIBLE BONDS DUE
  REPORTING                  MAY 2003 HELD BY BET ASSOCIATES, L.P.).
   PERSON            -----------------------------------------------------------
    WITH               8.  SHARED VOTING POWER
                             -0- Shares
                     -----------------------------------------------------------
                       9.  SOLE DISPOSITIVE POWER
                             907,142.10 SHARES OF ISSUER COMMON STOCK
                             (REPRESENTS SHARES ISSUABLE UPON THE CONVERSION OF
                             THE ISSUER'S 6% CONVERTIBLE BONDS DUE NOVEMBER 1,
                             2002 AND THE ISSUER'S 5.625% CONVERTIBLE BONDS DUE
                             MAY 2003 HELD BY BET ASSOCIATES, L.P.).
                     -----------------------------------------------------------
                      10.SHARED DISPOSITIVE POWER
                             907,142.10 SHARES OF ISSUER COMMON STOCK
                             (REPRESENTS SHARES ISSUABLE UPON THE CONVERSION OF
                             THE ISSUER'S 6% CONVERTIBLE BONDS DUE NOVEMBER 1,
                             2002 AND THE ISSUER'S 5.625% CONVERTIBLE BONDS DUE
                             MAY 2003 HELD BY BET ASSOCIATES, L.P.).
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  907,142.10 SHARES OF ISSUER COMMON STOCK (REPRESENTS SHARES ISSUABLE UPON THE CONVERSION OF THE ISSUER'S 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S 5.625%
                  CONVERTIBLE BONDS DUE MAY 2003 HELD BY BET ASSOCIATES,
                  L.P.).
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                      / /
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.3%.
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
                     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 04543L109               13D                 Page 5 of  9 Pages
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This statement relates to the common stock (the "Common Stock") of Assisted Living Concepts, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11835 NE Glenn Widing Drive, Bldg E, Portland, Oregon 97220-9057.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) BET Associates, L.P., a Delaware limited partnership ("BET"), with respect to shares beneficially owned by it; (ii) by BRU Holdings Company Inc., LLC ("BRU") with respect to the shares beneficially owned by BBT and (iii) Bruce E. Toll with respect to shares beneficially owned by Mr. Toll, BET and BRU. Mr. Toll is the sole member of BRU, a Delaware limited liability company, which is the sole general partner of BET. Mr. Toll, BET and BRU are sometimes referred to herein as the "Filing Persons."

         (b) The business address of the Filing Persons is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

         (c) The principal business of BET and BRU is to invest in businesses. Mr. Toll's principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

         (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

         (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Toll is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         BET used funds of an affiliate to purchase a face amount of $80,000 of the Issuer's 6% Convertible Bonds due November 1, 2002 and a face amount of $2,715,000 of the Issuer's 5.625% Convertible Bonds due May 1, 2003 (collectively, "Issuer Convertible Bonds.")

ITEM 4. PURPOSE OF TRANSACTION.

         BET, BRU and Mr. Toll have acquired the Issuer Convertible Bonds for investment purposes and intend to evaluate the performance of such securities as an investment in the ordinary course of business.

         Neither BET, BRU nor Mr. Toll has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D, although they reserve the right to do so at any time.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) BET Beneficial Ownership. BET beneficially owns 907,142.10 shares of Issuer Common Stock, which represents shares issuable upon the conversion of the Issuer Convertible Bonds, which if converted would constitute 5.3% of the Issuer Common Stock outstanding (based upon 17,120,745 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 9, 2001).

--------------------------------------------------------------------------------
CUSIP No. 04543L109               13D                 Page 6 of  9 Pages
--------------------------------------------------------------------------------


         BRU and Bruce Toll Beneficial Ownership. Mr. Toll, through BRU, beneficially owns 907,142.10 shares of Issuer Common Stock issuable to BET upon the conversion of the Issuer Convertible Bonds, which constitutes 5.3% of the Common Stock outstanding (based upon 17,120,745 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 9, 2001).

         Such securities were acquired pursuant to the transactions described in
Item 3 and the Schedule 13D filed on October 27, 1999 and amendment numbers 1, 2, 3 and 4 thereto, filed on November 12, 1999, November 20, 2000, November 22, 2000 and July 12, 2001, respectively.

         (b) BET has sole voting power and power to dispose of the 907,142.10 shares of the Issuer's Common Stock issuable upon the conversion of the Issuer Convertible Bonds it owns. Mr. Toll is the sole member of BRU, a Delaware limited liability company, which is the sole general partner of BET.

         (c) Transactions Since Most Recent Filing on Schedule 13D.

         Purchase of 6% Convertible Bonds due November 1, 2002. On November 14, 2001, BET purchased a face amount of $80,000 of 6% Convertible Bonds in the open market for an aggregate price of $27,680.

         Purchase of 5.625% Convertible Bonds due May 1, 2003. On November 14, 2001, BET purchased a face amount of $2,715,000 of 5.625% Convertible Bonds in the open market for an aggregate price of $939,390.

         Sale of Issuer Common Stock. On November 20, 2001, BRU sold 2,301,000 Shares of Issuer Common Stock in the open market at a price of 0.02 per share for an aggregate sale price of $46,020.

         (d) N/A.

         (e) N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Items 3 and 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         N/A.

--------------------------------------------------------------------------------
CUSIP No. 04543L109               13D                 Page 7 of  9 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 30, 2001

BET ASSOCIATES, L.P.

By: BRU LLC
Its General Partner



By: /s/ Bruce E. Toll
    -------------------------
    Bruce E. Toll
    Member


    /s/ Bruce E. Toll
    -------------------------
    Bruce E. Toll


BRU HOLDING COMPANY INC., LLC


By: /s/ Bruce E. Toll
    -------------------------
    Bruce E. Toll
    Member